Perrystead Dairy LLC

Profit and Loss
January - December 2024

	TOTAL
Income	
SALES	287.43
Sales - Discounts	-258.37
Sales - Distributor	65,146.27
Sales - PayPal	9,255.98
Sales - Retail & Online	33,421.36
Sales - Shipping Income	2,894.36
SALES - Vending Machine	21,444.03
Sales - Wholesale	47,449.63
Total SALES	**179,640.69**
Sales of Product Income	21.99
Uncategorized Income	76.25
Total Income	**$179,738.93**
Cost of Goods Sold	
COGS - Delivery Milk	2,603.00
COGS - Merch & Other	1,497.14
COGS - Packaging	22,702.56
COGS - Raw Goods	33,698.53
COGS - Shipping Costs	9,478.55
COS - Co-packing	30,693.44
Cost of Goods Sold	890.21
Total Cost of Goods Sold	**$101,563.43**
GROSS PROFIT	**$78,175.50**
Expenses	
ADMINISTRATIVE	
Computer Software and Subscriptions	4,928.13
Dues & subscriptions	3,866.02
Employee Bonus or Stipend	2,000.00
Insurance	6,801.58
Legal & Professional Services	24,089.77
Licenses & Permits	2,262.26
Meals & Entertainment	5,140.06
Office Supplies & Expenses	2,574.33
Travel	6,135.68
Mileage Travel	326.41
Total Travel	**6,462.09**
Total ADMINISTRATIVE	**58,124.24**
Donations	10.00

Perrystead Dairy LLC

Profit and Loss
January - December 2024

	TOTAL
FINANCE	
Bank Charges & Fees	520.60
Credit Card Interest Payments	3,279.36
Interest Paid	4,161.90
MERCHANT FEES	4,119.12
Mable Vendor Fees	243.20
Paypal Fees	341.39
QuickBooks Payments Fees	483.66
Shopify Fees (deleted)	174.19
Vending Machine Fee	1,788.60
Total MERCHANT FEES	**7,150.16**
Total FINANCE	**15,112.02**
Guaranteed Payments	50,410.00
MARKETING	
Advertising & Marketing	2,219.26
Total MARKETING	**2,219.26**
OPERATIONS	
Car & Truck	380.80
Lab Testing	913.27
Pest Control	1,831.00
Rent & Lease	29,898.36
Repairs & Maintenance	4,004.94
Utilities	4,378.19
Total OPERATIONS	**41,406.56**
PAYROLL EXPENSES	
Payroll Service Expense	803.66
Payroll Wages	185,719.85
Total PAYROLL EXPENSES	**186,523.51**
PAYROLL TAX EXPENSES	0.00
Payroll (Employer) Taxes	36.69
Payroll Tax Paid - ER Federal Unemployment	167.33
Payroll Tax Paid - ER Medicare	2,832.14
Payroll Tax Paid - ER PA Unemployment	1,605.14
Payroll Tax Paid - ER Social Security	11,486.37
Total PAYROLL TAX EXPENSES	**16,127.67**
PLANT EXPENSES	
Cleaning Supplies	968.82
Facility Supplies	-67.10
Job Supplies	11,249.95
Research and Development	650.00
Total PLANT EXPENSES	**12,801.67**

Perrystead Dairy LLC

Profit and Loss
January - December 2024

	TOTAL
Reimbursable Expenses	0.00
Seminars & Conferences	150.00
Uncategorized Expense	626.03
Use & Occupancy	120.00
Volvo Lease	6,444.00
Total Expenses	**$390,074.96**
NET OPERATING INCOME	**$ -311,899.46**
Other Income	
State of Vermont Grant	171,589.31
Total Other Income	**$171,589.31**
NET OTHER INCOME	**$171,589.31**
NET INCOME	**$ -140,310.15**

Perrystead Dairy LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CASH ON HAND	40.00
Cash Over/Short	54.69
Checking - Univest 7468	27,791.81
PayPal Bank	-356.31
Venmo - Business	0.00
Total CASH ON HAND	**27,530.19**
Total Bank Accounts	**$27,530.19**
Accounts Receivable	
Accounts Receivable (A/R)	99,705.48
Total Accounts Receivable	**$99,705.48**
Other Current Assets	
Allowance for Bad Debts	0.00
Due To/From	0.00
Faire/Mable Wholesale - Receivable	0.00
Inventory Asset	1,289.11
Shopify CC Receivable	-177.78
Undeposited Checks	0.00
Total Other Current Assets	**$1,111.33**
Total Current Assets	**$128,347.00**
Fixed Assets	
Accumulated Depreciation	-13,487.88
Construction in Progress	0.00
Equipment	237,153.21
Furniture and Fixtures	5,055.98
Leasehold Improvements	22,544.77
Total Fixed Assets	**$251,266.08**
Other Assets	
PA Grant Receiveable	3,645.81
Total Other Assets	**$3,645.81**
TOTAL ASSETS	**$383,258.89**

Perrystead Dairy LLC

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	25,877.29
Total Accounts Payable	**$25,877.29**
Credit Cards	
CREDIT CARDS	
Credit Card - Capital On Tap	0.00
Credit Card - Capital One	19,089.63
Credit Card - Chase Ink	2,939.62
Total CREDIT CARDS	**22,029.25**
Total Credit Cards	**$22,029.25**
Other Current Liabilities	
Accrued Expenses	0.00
Due to Member - Yoav	0.00
Gift Card Outstanding	0.00
PAYROLL LIABILITIES	786.47
Payroll - EE Federal Income Tax	246.27
Payroll - EE Medicare	48.71
Payroll - EE Social Security	208.27
Payroll - ER Federal Income Tax	0.00
Payroll - ER Federal Unemployment Tax	-22.52
Payroll - ER Medicare	192.08
Payroll - ER PA Unemployment	123.93
Payroll - ER Social Security	208.27
Payroll - PA Unemployment Ins	2.35
Payroll - PA Withholding Tax	88.17
Payroll - Phila City Tax	127.32
Payroll Transfer Account	3,023.10
Total PAYROLL LIABILITIES	**5,032.42**
Shopify Capital	0.00
Total Other Current Liabilities	**$5,032.42**
Total Current Liabilities	**$52,938.96**
Long-Term Liabilities	
Community First Fund Loan	27,750.20
Total Long-Term Liabilities	**$27,750.20**
Total Liabilities	**$80,689.16**

Perrystead Dairy LLC

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
Capital Contributions - Leo	124,394.62
Capital Contributions - Yoav	-5,279.04
ED PAPPAS SAFE EQUITY	550,000.00
Opening Balance Equity	0.00
Owner's Investment	65.81
Owner's Pay & Personal Expenses	-42,259.05
Retained Earnings	-184,042.46
Net Income	-140,310.15
Total Equity	**$302,569.73**
TOTAL LIABILITIES AND EQUITY	**$383,258.89**

Perrystead Dairy LLC

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-140,310.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-83,209.18
Inventory Asset	-1,289.11
Shopify CC Receivable	177.78
Accounts Payable (A/P)	24,429.44
CREDIT CARDS:Credit Card - Capital On Tap	-3,164.27
CREDIT CARDS:Credit Card - Capital One	-477.84
CREDIT CARDS:Credit Card - Chase Ink	-4,126.80
PAYROLL LIABILITIES	786.47
PAYROLL LIABILITIES:Payroll - EE Federal Income Tax	0.00
PAYROLL LIABILITIES:Payroll - EE Medicare	0.00
PAYROLL LIABILITIES:Payroll - EE Social Security	0.00
PAYROLL LIABILITIES:Payroll - ER Federal Income Tax	0.00
PAYROLL LIABILITIES:Payroll - ER Federal Unemployment Tax	-42.68
PAYROLL LIABILITIES:Payroll - ER Medicare	143.37
PAYROLL LIABILITIES:Payroll - ER PA Unemployment	0.00
PAYROLL LIABILITIES:Payroll - ER Social Security	0.00
PAYROLL LIABILITIES:Payroll - PA Unemployment Ins	0.00
PAYROLL LIABILITIES:Payroll - PA Withholding Tax	-14.96
PAYROLL LIABILITIES:Payroll - Phila City Tax	0.00
PAYROLL LIABILITIES:Payroll Transfer Account	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-66,787.78**
Net cash provided by operating activities	**$ -207,097.93**
INVESTING ACTIVITIES	
Equipment	-92,637.24
Furniture and Fixtures	-5,055.98
Leasehold Improvements	-12,110.15
Net cash provided by investing activities	**$ -109,803.37**
FINANCING ACTIVITIES	
ED PAPPAS SAFE EQUITY	300,000.00
Owner's Investment	65.81
Owner's Pay & Personal Expenses	-19,356.99
Net cash provided by financing activities	**$280,708.82**
NET CASH INCREASE FOR PERIOD	**$ -36,192.48**
Cash at beginning of period	63,722.67
CASH AT END OF PERIOD	**$27,530.19**